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Exhibit 21.0

Subsidiaries of the Registrant

The Registrant has two wholly owned subsidiaries:

         (1) The South China Brewing Company Limited, a Hong Kong Company, and

         (2) SCBC Distribution Company Limited, a Hong Kong Company.

Both of the Company's above-named subsidiaries do business under the names listed above.

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